As filed with the Securities and Exchange Commission on June 9, 2004
Registration No. 333-114759

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

POST-EFFECTIVE AMENDMENT NO.1 TO THE
FORM F-6

REGISTRATION STATEMENT
under

THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
of

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization of issuer)

  THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y. 10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

_______________________

The Bank of New York
ADR Division
One Wall Street, 29th Floor
New York, New York 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[   ] immediately upon filing
[   ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box. [   ]

_________________

        The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Post-effective Amendment No.1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus

1. Name and address of depositary	Introductory Article

2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts
Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities
Articles number 15, 16 and 18
(iii) The collection and distribution of dividends
Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material
Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights
Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization
Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement
Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts
Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities
Articles number 2, 3, 4, 5, 6, 8 and 23
(x) Limitation upon the liability of the depositary
Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2. Available Information

Public reports furnished by issuer
Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.

Revised form of Deposit Agreement dated as of ____________, 2004, among Shanda Interactive Entertainment Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

e.	Certification under Rule 466. - Not Applicable.

Item - 4. Undertakings

Previously filed.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-effective Amendment No.1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 8, 2004.

Legal entity created by the agreement for the issuance
of American Depositary Receipts for ordinary shares,
par value U.S.$0.01 per share, of Shanda Interactive
Entertainment Limited.

By:      The Bank of New York,
                 As Depositary

By: /s/ Vincent J. Cahill, Jr.
Name: Vincent J. Cahill, Jr.
Title: Vice President

        Pursuant to the requirements of the Securities Act of 1933, as amended, Shanda Interactive Entertainment Limited has caused this Post-effective Amendment No.1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Shanghai, China on June 8, 2004.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

By:      /s/ Tianqiao Chen
            Name: Tianqiao Chen
            Title: Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Post-effective Amendment No.1 to the Registration Statement has been signed by the following persons in the capacities and on June 8, 2004.

Signature	Capacity

* Tianqiao Chen	Chairman and Chief Executive Officer (principal executive officer)

* Danian Chen	Director and Senior Vice President

* Qianqian Luo	Director

* Andrew Y. Yan	Director

* Hongliang Lu	Director

* Ruigang Li	Director

* W. Mark Evans	Director

* Jun Tang	Director and President

* Haibin Qu	Director and Senior Vice President

* Shujun Li	Vice President and Chief Financial Officer (principal financial officer)

* Sammy Cheng	Financial Controller (principal accounting officer)

* By: /s/ Tianqiao Chen
          Name: Tianquiao Chen
          As Attorney-in-fact for each of the
          persons indicated

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Shanda Interactive Entertainment Limited, has signed this Post-effective Amendment No.1 to the Registration Statement or amendment thereto in Newark, Delaware, on June 8, 2004.

PUGLISI & ASSOCIATES By: /s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director

INDEX TO EXHIBITS

Exhibit Letter	Exhibit

1	Revised form of Deposit Agreement dated as of ____________, 2004, among Shanda Interactive Entertainment Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4	Previously filed.